Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2010

Hong Kong — December 13, 2010 — Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2010.

The Company’s revenues for the six months ended June 30, 2010 were approximately $10,363,000, a 26% decrease as compared to approximately $14,122,000 for the six months ended June 30, 2009.

The net loss for six months ended June 30, 2010 was approximately $451,000, as compared to net income of $11,000 for the six months ended June 30, 2009.

This is due to some wastewater treatment contracts were not completed in the first two quarters to make enough contributions to offset the further drop of trading business of third party products from foreign suppliers. Most foreign suppliers nowadays want to market and sell their products directly or through many distributors in China instead of using the company as their sole distributor as in the past.

A couple of wastewater treatment contracts awarded in early 2010 were delayed due to the sites were not ready, Guangxi contract worth $3.2 Million, was not only delayed in the first 2 quarters but also suffered from a serious fatal traffic accident in September. This contract has just been resumed in December only after the replacement of a new project management team and a new sub contractor.

To defy the drop of trading business of third party products, the company is going to focus on selling the third party products in Pearl River Delta, (Hong Kong, Macau and Guangdong province ) because of easy and economical support from Hong Kong,  takes more steps to expand its environmental engineering activities, and streamlines its operations continuously.

As the legislation of reduction of nitrogen oxide (NOx), a pollutant gas, has become effective and official now in China, seeing this big opportunity, the company closely works with an American engineering company to pursue this new environmental control business for the optimization of combustion systems and emissions control in utility and industrial applications. On the other hand, non-profitable or non-strategic shops and offices have been closed, and personnel have been trimmed or made redundant. A new instrument sourcing platform (www.yibaynet.com) is now in operation to replace some functions of the retailing shops that have been closed, and all the remaining offices maintain lean operation to run.

Amid a big drop of trading business of third party products, the management regards 2010 as a tough and challenging year. While the company is streamlining its operations and further restructuring the company from a trading orientated company to become a manufacturing and engineering orientated company, it faced a  mini crisis from a fatal traffic accident disturbing and affecting  not only the progress of a major contract but also other engineering activities and business opportunities. As a result, the management believes that the dwindling of the trading business, the restructure and redundancy cost, and the fatal accident compensation cost will have a big negative impact on the year end results.

Despite the difficult situation, the management firmly believes that the company’s directions to focus on selling its own made products and expanding environmental engineering activities are very fruitful and rewarding in the long run. The current setback, however, does not dampen the management’s enthusiasm to achieve its goals eventually.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2009.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2010 (Unaudited)	As of December 31, 2009 (Audited)
	US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents	6,217	7,025
Restricted cash	714	461
Accounts receivable, net	3,773	6,063
Prepayments and other current assets	1,475	618
Inventories, net	2,055	1,347
Taxation recoverable	1	1

Total current assets	14,235	15,515

Property, plant and equipment, net	1,395	1,412

Investments in affiliates	8,288	8,067

Goodwill	1,052	1,060

Deferred tax assets	219	190

Total assets	25,189	26,244

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	2,865	3,884
Other payables and accrued expenses	3,336	2,835
Taxation payable	497	593

Total current liabilities	6,698	7,312

Commitments and contingencies	—	—

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (As of December 31, 2009: 20,000,000) shares authorized; 12,228,621 (As of December 31, 2009: 12,212,031) shares issued and outstanding	122	122
Additional paid-in capital	9,518	9,501
Treasury stock, 683,220 (As of December 31, 2009: 667,320) shares at cost	(560)	(534)
PRC statutory reserve	222	222
Accumulated other comprehensive income	516	487
Retained earnings	6,538	6,989

Total Euro Tech shareholders’ equity	16,356	16,787
Non-controlling interest	2,135	2,145

Total shareholders’ equity	18,491	18,932

Total liabilities and shareholders’ equity	25,189	26,244

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

	2010 (Unaudited)		2009 (Unaudited)
	US$’000		US$’000

Revenue
Trading and manufacturing	7,740		11,067
Engineering	2,623		3,055

Total revenue	10,363		14,122

Cost of revenue
Trading and manufacturing	(6,126)		(8,863)
Engineering	(1,618)		(2,179)

Total cost of revenue	(7,744)		(11,042)

Gross profit	2,619		3,080

Selling and administrative expenses	(3,222)		(3,243)

Operating loss	(603)		(163)
Interest income	20		20
Other income, net	(10)		14

Loss before income taxes, minority interest and equity in profit of affiliates	(593)		(129)

Income taxes	(23)		(77)

Equity in profit of affiliates	221		268

Net (loss)/income	(395)		62
Less: net income attributable to non-controlling interest	(56)		(51)

Net (loss)/income attributable to the Company	(451)		11

Net (loss)/income per ordinary share
- Basic	US$	(0.039)	US$	0.0009

- Diluted	US$	(0.038)	US$	0.0009

Weighted average number of ordinary shares outstanding
- Basic	11,549,352		11,707,655

- Diluted	11,857,639		11,863,865

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com